AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

PIMCO Interval Funds

1633 Broadway

New York, New York 10019

March 21, 2018

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Dear Sirs:

This Agreement amends and restates the Expense Limitation Agreement between PIMCO Flexible Credit Income Fund (“PFLEX”) and Pacific Investment Management Company LLC (“PIMCO”) dated December 14, 2016 (the “PFLEX Agreement”), and is made effective, with respect to PFLEX, PIMCO Flexible Municipal Income Fund (“PMFLX”) and such other closed-end investment companies and such additional funds established in the future as set forth on Schedule A (attached hereto), as amended from time to time (each, a “Fund”). This will confirm the agreement between PIMCO and each Fund as follows:

1. Each Fund may offer multiple classes of shares. This Agreement shall pertain to each class of each Fund.

2. Pursuant to an Amended and Restated Investment Management Agreement dated March 21, 2018 (the “Investment Management Agreement”) between each Fund and PIMCO, each Fund has retained PIMCO to provide it with investment advisory services and to provide or procure supervisory, administrative and other services to such Fund and its shareholders. Pursuant to the Investment Management Agreement, each Fund pays to PIMCO a monthly management fee at annual rates with respect to each share class of the Fund as set forth in the Investment Management Agreement (the “Management Fee”).

3. Each Fund shall be subject to a limit on the payment of organizational expenses and/or payment of the Fund’s pro rata Trustees’ fees (the “Organizational and Trustee Fee Expenses”) in any fiscal year to an amount of the Fund’s net assets (the “Organizational and Trustee Fee Expense Limit”) as set forth in Schedule A, as amended from time to time.

4. To the extent that the Organizational and Trustee Fee Expenses in any fiscal year exceed the Organizational and Trustee Fee Expense Limit for that Fund, that portion of such expenses that cause the Organizational and Trustee Fee Expenses for the Fund to exceed the Organizational and Trustee Fee Expense Limit (the “Excess Amount”) shall be waived, reduced or, if previously paid, reimbursed by PIMCO as provided in paragraph 5.

5. Each month the Organizational and Trustee Fee Expenses for each Fund shall be annualized as of the last day of the month. If the annualized Organizational and Trustee Fee Expenses for any month exceed the Organizational and Trustee Fee Expense Limit, PIMCO shall waive or reduce its Management Fee for such month, or reimburse the Fund, by an amount sufficient to reduce the annualized Organizational and Trustee Fee Expenses below the Organizational and Trustee Fee Expense Limit for that month.

6. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the Management Fees waived or reduced with respect to the previous fiscal year shall equal the Excess Amount.

7. If in any month during which the Investment Management Agreement is in effect, the estimated annualized Organizational and Trustee Fee Expenses of a Fund for that month are less than the Organizational and Trustee Fee Expense Limit, PIMCO shall be entitled to reimbursement by the Fund of any Management Fees waived or reduced pursuant to this Agreement (the “Reimbursement Amount”) during the previous thirty-six (36)) months, to the extent that the Fund’s annualized Organizational and Trustee Fee Expense plus the amount so reimbursed does not exceed, for such month, the Organizational and Trustee Fee Expense Limit, provided that such amount paid to PIMCO will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed to PIMCO.

8. This Agreement shall remain in effect for the Initial Term as set forth in Schedule A. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Fund at the above address of the termination of this Agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term. In addition, this Agreement shall terminate upon termination of the Investment Management Agreement, or it may be terminated by the Fund, without payment of any penalty, upon ninety (90) days’ prior written notice to PIMCO at its principal place of business.

9. Nothing herein contained shall be deemed to require a Fund to take any action contrary to the Fund’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

10. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Management Agreement or the 1940 Act.

11. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

12. It is expressly agreed that the obligations of each Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the trust property of the Fund. This Agreement has been signed and delivered by an officer of each Fund, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Fund, as provided in the Fund’s Declaration of Trust, and as amended from time to time.

If the foregoing correctly sets forth the agreement between each Fund and PIMCO, please so indicate by signing and returning to the Fund the enclosed copy hereof.

Very truly yours,

Each Fund Listed on Schedule A hereto
(with respect to each Fund, severally and neither jointly nor jointly and severally with any other Fund)

By: /s/Eric D. Johnson
Name: Eric D. Johnson
Title: Vice President

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By: /s/Peter G. Strelow
Name: Peter G. Strelow
Title: Managing Director

SCHEDULE A

Fund	Initial Term	Organizational and Trustee Fee Expense Limit (Average Daily Net Assets of Fund)
PIMCO Flexible Credit Income Fund	December 14, 2018	0.07%
PIMCO Flexible Municipal Income Fund	July 31, 2019	0.10%

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